SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

April 14, 2020

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: Republic of Peru Registration Statement under Schedule B File No. 333-237609

Ladies and Gentlemen,

On behalf of our client the Republic of Peru (the “Republic”), we are hereby requesting, pursuant to Rule 461 of the General Rules and Regulations under the U.S. Securities Act of 1933, as amended, that the above-referenced Registration Statement of the Republic, as first filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 8, 2020, and as amended by Pre-Effective Amendment No. 1 as filed with the Commission on April 14, 2020, be declared effective at 8:00 a.m. on April 15, 2020 or as soon thereafter as practicable.

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U.S. Securities and Exchange Commission

April 14, 2020

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-3066.

Very truly yours,

/s/ Jaime Mercado

Jaime Mercado

cc:	Ambassador Hugo de Zela Martínez
Ambassador of Peru to the United States of America
José Olivares Cachari
General Director of the General Directorate of Public Treasury of the Ministry of Economy and Finance of Peru